Exhibit 99.1

The Chemours Company
Schedule II - Valuation and Qualifying Accounts

	Year Ended December 31,
(Dollars in millions)	2015	2014	2013
Accounts Receivable - Allowance for Doubtful Accounts
Balance at beginning of period	$4	$7	$6
Additions charged to expenses	1	1	2
Deductions from reserves [1]	—	(4)	(1)
Currency translation	(1)	—	—
Balance at end of period	$4	$4	$7
Deferred Tax Assets - Valuation Allowance
Balance at beginning of period	$36	$26	$19
Net charges to income tax expense	—	10	7
Release of valuation allowance [2]	(36)	—	—
Balance at end of period	$—	$36	$26

[1]	Bad debt write-offs were less than $1 for the year ended December 31, 2015.
[2]	Release of valuation allowance during 2015 was primarily related to the tax attributes retained by DuPont pursuant to the tax matters agreement.